For Immediate Release

PRESS RELEASE

Contact:	Craig Tooman
EVP, Finance and
Chief Financial Officer
908-541-8777

ENZON CONCLUDES TENDER OFFER FOR A PORTION OF ITS DEBT

BRIDGEWATER, NJ – January 21, 2009 – Enzon Pharmaceuticals, Inc. (Nasdaq: ENZN) ("Enzon") today announced the expiration and final results of its "Modified Dutch Auction" tender offer for a portion of its 4% Convertible Senior Notes due 2013 (the "Notes"). The offer expired today at 5:00 pm, Eastern Time, January 21, 2009.

As of the expiration date, $2,950,000 aggregate principal amount of Notes were validly tendered and not withdrawn. In accordance with the terms and conditions of the tender offer, Enzon expects to accept Notes for payment at a purchase price of $740 per $1,000 principal amount, for a total cost of approximately $2,183,000 (excluding accrued and unpaid interest up to, but not including, the date of purchase of the Notes, fees and other expenses in connection with the tender offer). Payment for the Notes will be made from cash on hand.

The aggregate principal amount of Notes that Enzon accepted for purchase represents approximately 1.09% of the $270,500,000 aggregate principal amount of Notes that were outstanding prior to the expiration of the tender offer. The Company will evaluate ways to continue to improve its capital structure.

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities.

About Enzon

Enzon Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to the development, manufacturing, and commercialization of important medicines for patients with cancer and other life-threatening conditions. Enzon has a portfolio of four marketed products, Oncaspar®, DepoCyt®, Abelcet® and Adagen®. The Company’s drug development programs utilize several cutting-edge approaches, including its industry-leading PEGylation technology platform used to create product candidates with benefits such as reduced dosing frequency and less toxicity. Enzon’s PEGylation technology was used to develop two of its products, Oncaspar and Adagen, and has created a royalty revenue stream from licensing partnerships for other products developed using the technology. Enzon also engages in contract manufacturing for several pharmaceutical companies to broaden the Company’s revenue base. Further information about Enzon and this press release can be found on the Company’s web site at www.enzon.com.

Forward Looking Statements

There are forward-looking statements contained herein, which can be identified by the use of forward-looking terminology such as the words "believes," "expects," "may," "will," "should,” "potential," "anticipates," "plans," or "intends" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from the future results, events or developments indicated in such forward-looking statements. Such factors include, but are not limited to the timing, success and cost of clinical studies; the ability to obtain regulatory approval of products, market acceptance of, and continuing demand for, Enzon’s products and the impact of competitive products and pricing. A more detailed discussion of these and other factors that could affect results is contained in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 10-K for the period ended December 31, 2007. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. No assurance can be given that the future results covered by the forward-looking statements will be achieved. All information in this press release is as of the date of this press release and Enzon does not intend to update this information.